Exhibit 16.1

MOORE & ASSOCIATES, CHARTERED
ACCOUNTANTS AND ADVISORS
PCAOB REGISTERED

November 26, 2007
Affordable Green Homes International, Inc.
800 Vella Street, Suite “G”
Palm Springs, CA 92264

Effective November 26, 2007, we will cease our services as your accountants.

You should take steps to retain a new accounting firm immediately

We will cooperate with your new accountants. To facilitate that process, please send us a letter authorizing us to make disclosures to your new accountants. Without such a letter, we are ethically prohibited from communicating with others regarding your company’s affairs.

We look forward to helping you make a smooth transition with your new accountants.

Very truly yours,

/s/ Moore & Associates, Chartered

Moore & Associates, Chartered
Las Vegas, Nevada

 2675 S. JONES BLVD. SUITE 109, LAS VEGAS, NEVADA 89146 (702) 253-7511 Fax: (702)253-7501